FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results

2.	Nomura Approves Share Buyback Program

3.	Nomura to Cancel Own Shares

4.	Notice Regarding Change in Specified Subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 30, 2026	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Exhibit 1

Nomura Reports Third Quarter Financial Results

•	Four segment pretax income of Y142.9bn at highest level in 18 and a half years, since FY2007/8 1Q

•	Wealth Management had record-high recurring revenue and flow revenue; Net inflows of recurring revenue assets exceeded Y500bn

•	Investment Management AuM at all-time high of Y134.7trn, and business revenue at highest level since division established

•	Strong Global Markets performance with record-high Equities revenues for second straight quarter; Investment Banking net revenue at new high reflecting revenue growth in all regions

•	Banking reported growth in loans outstanding and investment trust balances

•	Third quarter ROE of 10.3%

Tokyo, January 30, 2026—Nomura Holdings, Inc. today announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2026.

Net revenue for the third quarter was 551.8 billion yen (US$3.5 billion)1, increasing 7 percent quarter on quarter and 10 percent year on year. Income before income taxes decreased 1 percent from last quarter and 2 percent compared to the third quarter last year to 135.2 billion yen (US$862 million). Net income attributable to Nomura Holdings shareholders was 91.6 billion yen (US$584 million), down 1 percent quarter on quarter and 10 percent year on year.

For the nine months to December, Nomura reported net revenue of 1,590.5 billion yen (US$10.1 billion), up 10 percent from the same period last year. Income before income taxes increased 15 percent to 432.1 billion yen (US$2.8 billion), and net income attributable to Nomura Holdings shareholders was 288.2 billion yen (US$1.8 billion), up 7 percent from the same period last year.

“We reported another strong quarterly performance. ROE was 10.3 percent. This is the seventh straight quarter that we have achieved our target range of 8 to 10 percent or more. Pretax income from our four core businesses was the highest in over 18 years, reflecting solid progress toward our 2030 management vision of Reaching for Sustainable Growth,” said Kentaro Okuda, Nomura President and Group CEO.

“Wealth Management had record-high recurring revenue and flow revenue, driven by steady growth in its full-service asset management business. Net inflows of recurring revenue assets surpassed 500 billion yen, and the recurring revenue cost coverage ratio was 71 percent.

“In Investment Management, assets under management climbed to a record high of 134.7 trillion yen. We successfully completed our acquisition of Macquarie’s U.S. and European public asset management business, and this has strengthened our global asset management platform and positions us for future growth.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 156.80 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2025. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

“In Wholesale, Global Markets delivered a robust performance, underpinned by record-high Equities net revenue, and Investment Banking net revenue reached a new high, driven by increased revenues across all regions.

“Our Banking Division saw steady growth in loans outstanding and investment trust balances, further growing our revenue base.

“This performance is not the result of one-off market factors. It reflects the structural transformation we have achieved through business model reforms. We have strengthened our capacity to generate stable revenue and have moved into our next phase of growth. We will continue striving to enhance our corporate value to meet the expectations of our clients and all stakeholders.”

Divisional Performance

Wealth Management

(billions of yen)	FY2025/26 3Q	QoQ	YoY
Net revenue	132.5	14%	19%
Income (loss) before income taxes	58.5	29%	31%

Wealth Management reported net revenue of 132.5 billion yen, increasing 14 percent quarter on quarter and 19 percent from the same period last year. Income before income taxes was 58.5 billion yen, up 29 percent quarter on quarter and 31 percent year on year.

Wealth Management recurring revenue and flow revenue both hit a record high, since the fiscal year ended March 2020 when the division launched its full-service asset management business. Net inflows into recurring revenue assets exceeded 500 billion yen.

On a quarter-on-quarter basis, pretax income increased by about 30 percent, while the pretax profit margin was high at over 40 percent.

Investment Management

(billions of yen)	FY2025/26 3Q	QoQ	YoY
Net revenue	60.9	0%	33%
Income (loss) before income taxes	17.9	-42%	-5%

Investment Management net revenue was 60.9 billion yen, remaining unchanged quarter on quarter and up 33 percent year on year. Income before income taxes was 17.9 billion yen, decreasing 42 percent from last quarter and 5 percent from the same quarter last year.

Investment Management assets under management rose to an all-time high of 134.7 trillion yen, following the successful completion of the acquisition of Macquarie’s U.S. and European public asset management business.

Although business revenue reached its highest level since the division was established, pretax income fell from last quarter due to a decrease in investment gain/loss and one-off expenses related to the acquisition.

2

Wholesale

(billions of yen)	FY2025/26 3Q	QoQ	YoY
Net revenue	313.9	12%	8%
Income (loss) before income taxes	62.3	17%	0%

Wholesale reported net revenue of 313.9 billion yen, higher by 12 percent quarter on quarter and 8 percent year on year. Income before income taxes was 62.3 billion yen, up 17 percent from last quarter and remaining unchanged from the previous year.

In Global Markets, Equities net revenue hit a record high for the second straight quarter. Investment Banking net revenue reached a new high, reflecting higher revenues across all regions and a recovery in Japan ECM deals.

Banking

(billions of yen)	FY2025/26 3Q	QoQ	YoY
Net revenue	13.7	7%	12%
Income (loss) before income taxes	4.2	31%	-10%

Banking reported net revenue of 13.7 billion yen, up 7 percent from the previous quarter and 12 percent year on year. Income before income taxes was 4.2 billion yen, increasing 31 percent from last quarter but decreasing 10 percent from the previous year.

Banking saw progress in loan executions. Investment trust balances grew, driven by newly launched funds and market factors.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2026 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4

Exhibit 2

Nomura Approves Share Buyback Program

Tokyo, January 30, 2026—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from February 17, 2026, to September 30, 2026 (excluding the ten business days following the announcement of quarterly financial results), and have an upper limit of 100 million shares of Nomura Holdings common stock, or 3.2 percent of issued shares. The upper limit of the aggregate amount of the repurchase price will be 60 billion yen, and the shares will be purchased on the stock exchange via a trust bank.

The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.

Nomura plans to acquire treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver shares on exercise of stock-based compensation.

As of December 31, 2025, Nomura Holdings had 3,163,562,601 issued shares including 229,328,518 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Exhibit 3

Nomura to Cancel Own Shares

Tokyo, January 30, 2026—Nomura Holdings, Inc. today announced that it has resolved to cancel a part of its own shares in accordance with Article 178 of the Companies Act of Japan.

Outline of Cancellation

1. Type of shares to be cancelled	Nomura Holdings common shares

2. Number of shares to be cancelled	75,000,000 shares (approximately 2.4 percent of issued shares)

3. Scheduled cancellation date	March 2, 2026

(Reference)

Policy for Cancellation of Own Shares

In principle, Nomura will retain a maximum of approximately 5% of the total number of issued shares and will cancel shares exceeding this amount.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Exhibit 4

Notice Regarding Change in Specified Subsidiary

Tokyo, January 30, 2026—Nomura Holdings, Inc. (Nomura) today announced that Delaware Management Company (DMC) has become a “specified subsidiary” (tokutei kogaisha) of Nomura.

1.	Reason for change

As announced on April 22, 2025 and December 1, 2025, Nomura has completed the acquisition of all shares of Macquarie Group Limited’s U.S. and European public asset management business (the “Acquired Business”). As the share capital of DMC, which forms part of the Acquired Business, is now at least 10 percent of Nomura’s capital, DMC has become a specified subsidiary of Nomura.

2.	Overview of the subsidiary (DMC) subject to change

(1)	Name	Delaware Management Company

(2)	Location	1100 North Market Street, Wilmington, DE, 19890, U.S.A.

(3)	Name of representative	Shawn K. Lytle
(4)	Description of business	Investment management and advisory service
(5)	Share capital	USD 590 million

(6)	Date of establishment	September 16, 1996

(7)	Major shareholders and ownership ratios	Macquarie Management Holdings, Inc. 66% Ivy Investment Management Company 34%

(8)	Relationships between Nomura and DMC	Capital relationship		None
		Personnel relationship		None
		Business relationship		None

(9)	Consolidated operating results and consolidated financial position of DMC for the last three years

	Fiscal year ended	March 31, 2023	March 31, 2024	March 31, 2025
	Consolidated net assets	USD 725 million	USD 764 million	USD 780 million
	Consolidated total assets	USD 999 million	USD 1,073 million	USD 1,069 million
	Consolidated net assets per share	USD 7 million	USD 8 million	USD 8 million
	Consolidated net sales	USD 712 million	USD 641 million	USD 642 million
	Consolidated operating profit	USD 140 million	USD 86 million	USD 158 million
	Consolidated ordinary profit	USD 140 million	USD 86 million	USD 158 million
	Profit attributable to owners of parent	USD 92 million	USD 58 million	USD 123 million
	Consolidated earnings per share	USD 916,997	USD 576,099	USD 1,231,882
	Dividend per share	USD 1,705,000	—	USD 900,000

3.	Number of shares acquired and shareholding before and after acquisition

(1)	Number of shares held before the change	0 shares
(2)	Number of shares acquired	Class A 66 shares Class B 34 shares (Number of voting rights: 330)
(3)	Number of shares held after the change	Class A 66 shares Class B 34 shares (Number of voting rights: 330) (Ratio of voting rights held: 100.0%)

4.	Date

(1)	Effective date of change	December 1, 2025

5.	Future outlook

As a result of the share acquisition, DMC has become a subsidiary of Nomura. Accordingly, DMC’s consolidated results will be reflected in Nomura’s consolidated results for the third quarter of the fiscal year ending March 2026.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.